Exhibit 2
Consolidated Financial Statements of
RITCHIE BROS. AUCTIONEERS
INCORPORATED
Years ended December 31, 2006 and 2005

2-1

AUDITORS’ REPORT
To the Shareholders of Ritchie Bros. Auctioneers Incorporated
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 19, 2007

2-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated
We have audited management’s assessment, included in the accompanying annual report on Form 40-F, that Ritchie Bros. Auctioneers Incorporated (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 19, 2007 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 19, 2007

2-3

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2006	2005	2004

Auction revenues	$261,040	$212,633	$182,257
Direct expenses	36,976	27,035	23,472

	224,064	185,598	158,785

Expenses:
Depreciation and amortization	15,017	13,172	12,708
General and administrative	118,165	94,670	85,667

	133,182	107,842	98,375

Earnings from operations	90,882	77,756	60,410

Other income (expenses):
Interest expense	(1,172)	(2,224)	(3,217)
Gain on disposition of capital assets	1,277	6,565	229
Other	1,079	417	824

	1,184	4,758	(2,164)

Earnings before income taxes	92,066	82,514	58,246

Income tax expense (note 6):
Current	33,757	28,704	22,251
Future	1,091	230	1,096

	34,848	28,934	23,347

Net Earnings	$57,218	$53,580	$34,899

Net earnings per share (notes 1(l) and 4(e)):
Basic	$1.66	$1.56	$1.02
Diluted	1.64	1.54	1.01

Weighted average number of shares outstanding	34,546,460	34,366,311	34,160,678

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/ Beverley A. Briscoe	/s/ Peter J. Blake

Beverley A. Briscoe	Peter J. Blake
Director	Director and Chief Executive Officer

2-4

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2006	2005

Assets

Current assets:
Cash and cash equivalents	$172,021	$169,249
Accounts receivable	36,682	20,947
Inventory	5,614	9,991
Advances against auction contracts	1,474	255
Prepaid expenses and deposits	5,267	2,726
Other assets	2,723	1,188
Income taxes receivable	3,212	—
Future income tax asset (note 6)	1,074	601

	228,067	204,957

Capital assets (note 2)	285,091	250,645
Other assets	343	1,537
Goodwill	39,537	38,397
Future income tax asset (note 6)	1,189	860

	$554,227	$496,396

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$65,114	$62,392
Accounts payable and accrued liabilities	67,496	46,469
Income taxes payable	—	11,308
Current portion of long-term debt (note 3)	237	220
Future income tax liability (note 6)	851	460

	133,698	120,849

Long-term debt (note 3)	43,081	43,322
Other liabilities	—	516
Future income tax liability (note 6)	8,811	6,526

	185,590	171,213

Shareholders’ equity:
Share capital (note 4)	85,910	79,844
Additional paid-in capital	10,459	8,929
Retained earnings	247,349	217,080
Foreign currency translation adjustment	24,919	19,330

	368,637	325,183

	$554,227	$496,396

Commitments and contingencies (note 7)
See accompanying notes to consolidated financial statements.

2-5

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2003	$72,794	$6,075	$161,183	$12,727	$252,779
Exercise of stock options	3,651	—	—	—	3,651
Stock compensation tax adjustment	—	317	—	—	317
Stock compensation expense	—	1,467	—	—	1,467
Net earnings	—	—	34,899	—	34,899
Cash dividends paid	—	—	(12,644)	—	(12,644)
Foreign currency translation adjustment	—	—	—	8,795	8,795

Balance, December 31, 2004	76,445	7,859	183,438	21,522	289,264
Exercise of stock options	3,399	(485)	—	—	2,914
Stock compensation tax adjustment	—	87	—	—	87
Stock compensation expense	—	1,468	—	—	1,468
Net earnings	—	—	53,580	—	53,580
Cash dividends paid	—	—	(19,938)	—	(19,938)
Foreign currency translation adjustment	—	—	—	(2,192)	(2,192)

Balance, December 31, 2005	79,844	8,929	217,080	19,330	325,183
Exercise of stock options	6,066	(881)	—	—	5,185
Stock compensation tax adjustment	—	391	—	—	391
Stock compensation expense	—	2,020	—	—	2,020
Net earnings	—	—	57,218	—	57,218
Cash dividends paid	—	—	(26,949)	—	(26,949)
Foreign currency translation adjustment	—	—	—	5,589	5,589

Balance, December 31, 2006	$85,910	$10,459	$247,349	$24,919	$368,637

See accompanying notes to consolidated financial statements.

2-6

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2006	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings	$57,218	$53,580	$34,899
Items not involving cash:
Depreciation and amortization	15,017	13,172	12,708
Stock compensation expense	2,020	1,468	1,467
Future income taxes	1,091	230	1,329
Net gain on disposition of capital assets	(1,277)	(6,565)	(229)
Changes in non-cash working capital:
Accounts receivable	(15,735)	(6,244)	469
Inventory	4,377	3,100	(3,511)
Advances against auction contracts	(1,219)	713	(858)
Prepaid expenses and deposits	(2,521)	(403)	230
Income taxes payable	(10,760)	5,012	3,504
Income taxes recoverable	(3,212)	—	—
Auction proceeds payable	2,722	14,811	3,395
Accounts payable and accrued liabilities	20,511	4,034	7,498
Other	(2,593)	2,163	(2,245)

	65,639	85,071	58,656

Investing activities:
Acquisition of business	(2,300)	—	(1,265)
Capital asset additions	(51,239)	(42,737)	(23,448)
Proceeds on disposition of capital assets	5,160	9,929	2,151
Decrease (increase) in other assets	1,832	601	(1,993)

	(46,547)	(32,207)	(24,555)

Financing activities:
Issuance of share capital	5,185	2,914	3,651
Dividends on common shares	(26,949)	(19,938)	(12,644)
Repayment of long-term debt	(227)	(48,746)	(58,459)
Issuance of long-term debt	—	46,016	32,500
Increase (decrease) in other liabilities	—	23	(812)
Decrease in funds committed for debt repayment	—	6,965	11,142
Other	335	(371)	—

	(21,656)	(13,137)	(24,622)

Effect of changes in foreign currency rates on cash and cash equivalents	5,336	(3,110)	4,144

Increase in cash and cash equivalents	2,772	36,617	13,623

Cash and cash equivalents, beginning of year	169,249	132,632	119,009

Cash and cash equivalents, end of year	$172,021	$169,249	$132,632

Supplemental information:
Interest paid	$2,186	$2,217	$3,092
Income taxes paid	$47,924	$22,696	$18,831

See accompanying notes to consolidated financial statements.

2-7

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

1.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Buildings	straight-line	30 years
Improvements	declining balance	10%
Automotive equipment	declining balance	30%
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Computer software	straight-line	3-5 years
Leasehold improvements	straight-line	Terms of leases

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.
Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

2-8

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
      States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

1.	Significant accounting policies (continued):
(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 7(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

2-9

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
      States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

1.	Significant accounting policies (continued):
(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these transactions, which are not considered to be significant, are included in the determination of earnings.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, income taxes payable, auction proceeds payable and accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(k)	Credit risk:

The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company’s auctions are not normally released to the buyers until they are paid for in full.

(l)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 4(e)).

2-10

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
      States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

1.	Significant accounting policies (continued):
(m)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 4(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
2.	Capital assets:

		Accumulated	Net book
2006	Cost	depreciation	value

Buildings	$129,489	$26,319	$103,170
Land and improvements	131,856	6,689	125,167
Land and buildings under development	25,782	—	25,782
Automotive equipment	14,675	5,677	8,998
Yard equipment	15,083	7,284	7,799
Office equipment	8,174	5,075	3,099
Computer equipment	5,207	3,333	1,874
Computer software	10,187	2,298	7,889
Leasehold improvements	2,387	1,074	1,313

	$342,840	$57,749	$285,091

		Accumulated	Net book
2005	Cost	depreciation	value

Buildings	$120,010	$21,184	$98,826
Land and improvements	114,493	4,566	109,927
Land and buildings under development	20,374	—	20,374
Automotive equipment	12,449	4,490	7,959
Yard equipment	10,334	5,440	4,894
Office equipment	6,604	4,226	2,378
Computer equipment	5,731	3,658	2,073
Computer software	12,977	10,850	2,127
Leasehold improvements	3,521	1,434	2,087

	$306,493	$55,848	$250,645

2-11

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
      States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

2.	Capital assets (continued):

During the year, interest of $1,480,000 (2005 — $553,000; 2004 — $297,000) was capitalized to the cost of land and buildings under development.

3.	Long-term debt:

	2006	2005

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011.	$30,000	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	12,864	12,900

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008.	454	642

	43,318	43,542
Current portion	(237)	(220)

Non-current portion	$43,081	$43,322

As at December 31, 2006, principal repayments for the next five years are as follows:

2007	237
2008	217
2009	—
2010	12,864
2011	30,000

$43,318

4.	Share capital:
(a)	Authorized:
Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.

2-12

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

4.	Share capital (continued):
(b)	Issued:

No preferred shares have been issued.

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2003	33,967,644
Issued for cash, pursuant to stock options exercised	294,656

Issued and outstanding, December 31, 2004	34,262,300
Issued for cash, pursuant to stock options exercised	161,600

Issued and outstanding, December 31, 2005	34,423,900
Issued for cash, pursuant to stock options exercised	249,200

Issued and outstanding, December 31, 2006	34,673,100

During 2004, the Company’s common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2006, there were 919,884 (2005 – 1,125,834) shares authorized and still available for grants of options under the stock option plan.

Stock option activity for 2006, 2005 and 2004 is presented below:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2003	813,454	$13.32
Granted	292,000	26.47
Exercised	(294,656)	12.39
Expired	(1,800)	26.46

Outstanding, December 31, 2004	808,998	18.38
Granted	213,800	32.98
Exercised	(161,600)	18.03
Expired	(13,600)	32.41

Outstanding, December 31, 2005	847,598	21.90
Granted	205,950	44.09
Exercised	(249,200)	20.80

Outstanding, December 31, 2006	804,348	$27.92

Exercisable, December 31, 2006	589,398	$22.05

The options outstanding at December 31, 2006 expire on dates ranging to January 24, 2016.

2-13

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

4.	Share capital (continued):
(c)	Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at December 31, 2006:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(years)	Price	Exercisable	Price

$ 11.675 - $13.050	133,400	4.6	$12.39	133,400	$12.39
$ 13.344 - $15.525	140,698	5.4	15.13	140,698	15.13
$ 26.460 - $32.410	312,300	7.5	29.09	312,300	29.09
$ 42.690 - $44.090	217,950	9.1	44.01	3,000	42.69

	804,348			589,398

(d)	Stock-based compensation:

During 2006, the Company recognized compensation cost of $2,020,000 (2005 — $1,468,000; 2004 — $1,467,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004

Risk free interest rate	4.3%	3.7%	3.0%
Expected dividend yield	1.63%	1.41%	1.15%
Expected lives of options	5 years	5 years	5 years
Expected volatility	21.0%	20.1%	19.6%

The weighted average grant date fair value of options granted during the year ended December 31, 2006 was $9.86 per option (2005 — $6.98; 2004 — $5.34). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

2-14

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

4.	Share capital (continued):
(e)	Net earnings per share:

			Per share
Year ended December 31, 2006	Net earnings	Shares	amount

Basic net earnings per share	$57,218	34,546,460	$1.66
Effect of dilutive securities:
Stock options	—	305,540	(0.02)

Diluted net earnings per share	$57,218	34,852,000	$1.64

			Per share
Year ended December 31, 2005	Net earnings	Shares	amount

Basic net earnings per share	$53,580	34,366,311	$1.56
Effect of dilutive securities:
Stock options	—	365,629	(0.02)

Diluted net earnings per share	$53,580	34,731,940	$1.54

			Per share
Year ended December 31, 2004	Net earnings	Shares	amount

Basic net earnings per share	$34,899	34,160,678	$1.02
Effect of dilutive securities:
Stock options	—	338,544	(0.01)

Diluted net earnings per share	$34,899	34,499,222	$1.01

2-15

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

5.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2006:
Auction revenues	$157,236	$54,862	$29,024	$19,918	$261,040
Capital assets and goodwill	199,659	86,852	25,989	12,128	324,628

Year ended December 31, 2005:
Auction revenues	$121,253	$48,824	$26,609	$15,947	$212,633
Capital assets and goodwill	173,709	79,849	22,638	12,846	289,042

Year ended December 31, 2004:
Auction revenues	$104,618	$36,258	$26,988	$14,393	$182,257
Capital assets and goodwill	145,208	78,354	26,048	14,513	264,123

6.	Income taxes:

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2006	2005	2004

Statutory federal and state tax rate in the United States	40%	40%	40%

Expected income tax expense	$36,826	$33,006	$23,298
Differences:
Earnings taxed in foreign jurisdictions	(3,912)	(5,571)	(3,014)
Non-deductible expenses	1,898	1,268	1,467
Realized foreign exchange	—	(724)	2,106
Other	36	955	(510)

Actual income tax expense	$34,848	$28,934	$23,347

2-16

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

6.	Income taxes (continued):

Temporary differences that give rise to future income taxes are as follows:

	2006	2005

Future income tax asset:
Working capital	$1,074	$601
Capital assets	556	260
Stock-based compensation	574	381
Unused tax losses	1,344	1,352
Other	265	130

	3,813	2,724
Valuation allowance	(168)	(168)

Total future income tax asset	3,645	2,556
Current future income tax asset	1,074	601

Non-current future income tax asset	2,571	1,955

Future income tax liability:
Capital assets	(2,381)	(3,034)
Goodwill	(5,486)	(4,530)
Other	(3,177)	(517)

Total future income tax liability	(11,044)	(8,081)
Current future income tax liability	(851)	(460)

Non-current future income tax liability	(10,193)	(7,621)

Net future income taxes	$(7,399)	$(5,525)

Presented on balance sheet as:
Future income tax asset — current	$1,074	$601
Future income tax asset — non-current	1,189	860
Future income tax liability — current	(851)	(460)
Future income tax liability — non-current	(8,811)	(6,526)

	$(7,399)	$(5,525)

As at December 31, 2006, the Company has net operating and capital loss carryforwards of approximately $8,594,000 available to reduce future taxable income, of which $644,000 expire through 2015, and $7,950,000 remain indefinitely.

2-17

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

7.	Commitments and contingencies:
(a)	Operating leases:

The Company is party to certain operating leases relating to auction sites and offices located in the United Arab Emirates, Mexico, United States, Canada, Australia, China, Italy, Singapore, India and Japan. The future minimum lease payments as at December 31, 2006 are approximately as follows:

2007	$1,938
2008	1,486
2009	1,015
2010	524
2011	83
Thereafter	—

Total rent expenses in respect of these leases for the year ended December 31, 2006 was $1,796,000 (2005 — $1,574,000; 2004 — $1,406,000).

(b)	Contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2006, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the first quarter of 2007 totaled $14,581,000 (December 31, 2005 — $10,277,000 sold prior to the end of the second quarter of 2006) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $25,128,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2007 (December 31, 2005 — $18,704,000 sold prior to the end of the second quarter of 2006). No liability has been recorded with respect to these contracts.
8.	Transactions with related parties:

During the year ended December 31, 2006, the Company paid $727,000 (2005 — $751,000; 2004 - $758,000) to a company controlled by the former Chairman of the Company’s Board of Directors, who retired in 2006. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

2-18

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)
Years ended December 31, 2006, 2005 and 2004

9.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2006, 2005 and 2004, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	2006	2005	2004

Net earnings in accordance with Canadian and United States GAAP	$57,218	$53,580	$34,899
Other comprehensive income (loss):
Foreign currency translation adjustment	5,589	(2,192)	8,795

Comprehensive income in accordance with United States GAAP	$62,807	$51,388	$43,694

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2006	2005	2004

Foreign currency translation adjustment:
Balance, beginning of year	$19,330	$21,522	$12,727
Change during the year	5,589	(2,192)	8,795

Balance, end of year	$24,919	$19,330	$21,522

2-19